UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA 2016 Second Quarter Results 2Q16 Results July, 29th 2016 Carlos Torres Vila, Chief Executive Officer

BBVA 2016 Second Quarter Results Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

BBVA 2016 Second Quarter Results Organizational changes Simpler organization to gain efficiency and accelerate our transformation Business units closer to CEO Customer Solutions encompassing the areas that shape and deploy our value proposition to customers, both globally and locally

BBVA 2016 Second Quarter Results Group Executive Chairman Francisco Gonzalez Organizational chart CEO Carlos Torres Vila Execution & Performance Corporate & Investment Banking Juan Asua Country Monitoring1 Jorge Saenz-Azcunaga Country Manager Spain Cristina de Parias Country Manager Mexico Eduardo Osuna Country Manager USA Manolo Sanchez Country Manager Turkey Fuat Erbil New Core Competencies | Customer Solutions2 Derek White Talent & Culture Ricardo Forcano Engineering Ricardo Moreno Finance Jaime Saenz de Tejada Global Risk Management Rafael Salinas Global Economics Regulation & Public Affairs Jose Manuel Gonzalez-Paramo Legal & Compliance Eduardo Arbizu Strategy & M&A Javier Rodriguez Soler Global Accounting & Supervisory Relations Ricardo Gomez Barredo Communications Paul G. Tobin General Secretary Domingo Armengol Internal Audit Jose Luis de los Santos

BBVA 2016 Second Quarter Results
July 29th 2016
5

2Q16 Highlights

Solid quarterly results, earnings growth on track

- ✓ Positive trend in recurring revenues — **+5.4%** vs 2Q15, constant €
- ✓ Gross income growth, driven by NTI and dividends — **+7.1%** vs 2Q15, constant €
- ✓ Improvement in risk indicators — **NPL ratio -18 bps** vs 1Q16
- ✓ Solid capital ratios — **10.71%; +17 bps** CET1 FL vs 1Q16
- ✓ Specific items in the quarter:
  - ✓ VISA Europe deal — **+128 €m** (net attrib. impact)
  - ✓ Single Resolution Fund contribution — **-85 €m** (net attrib. impact)

1,123 €m (2Q16)
Attributable Profit

+14.1% (2Q16 vs 2Q15 ex. Corp. Ops., constant)

Note: Figures consider the additional stake in Garanti accounted by the full consolidation method from 01/01/15 vs. 01/07/15 deal closing.

Earnings growth on track Net Attributable Profit ex Corporate Operations2Q16 vs. 2Q15 breakdown (€m constant; %) 2Q16 vs. 2Q15 -0.8 % Spain (*) +4.2% 289 Group like-for-like (current %) Excluding FX effect United States 129 -10.1% (constant €bn) +14.1% I Turkey Mexico 192 +48.8% 486 +11.2% 206 +3.2% South America(2015) ( 3Q15) C4Q15) ( 1Q16) C2Q16 ) dj Garanti like-for-like basis 0FNTEXT *0FNTEXT Spain includes banking and real-estate activity. 0FNTEXT **0FNTEXT Garanti like-for-like basis Note: Garanti like-for-like basis considers the additional stake in Garanti accounted by the full consolidation method from 01/01 /15 vs. 07/01 /15 deal closing-12.0 -0.5 -0.8 14.1 Change BBVA Group (€m) 2Q16 2Q16/2Q15% % constant

2Q16 Summary Total Group with Garanti like-for-like basis Change 2Q16/2Q15 % constant % Net Interest Income 4,213 9.2 24.6 -6.4 64 1 I S Solid performance Net Fees and Commissions 1,189 4.3 14.9 -7.5 2.0 Net Trading Income 819 26.0 36.7 30.2 i ’ 41.2 S Higher NTI including VISA Europe capital gains Other Income & Expenses 225 -18.1 -28.3 -21.8 -31.0 ! J S SRF contribution Gross Income 6,445 8.8 21.2 -3.8 7.1 Operating Expenses -3,159 7.4 17.9 -3.5 I “1 6.1 i S Cost control efforts Operating Income 3,287 10.3 24.7 -4.2 J 8.1 Impairment on Financial Assets -1,077 -1.1 10.2 -10.4 -0.2 Provisions and Other Gains -157 -45.4 -43.8 -44.8 -43.3 S Lower RE impairments & Income Before Tax 2,053 28.0 48.9 5.6 ! j 21.9 restructuring costs in Spain Income Tax -557 29.9 56.9 11.6 33.4 NI ex Corporate Operations 1,496 27.3 46.0 3.6 18.0 Corporate Operations Income 0 n.s. n.s. n.s. n.s. Non-controlling Interests -373 n.s. n.s. 19.7 31.8 Net Attributable Profit 1,123 -8.2 4.0 Net Attributable Profit (ex corporate operations) 1,123 4.1 20.0

1H16 Summary Total Group with Garanti like-for-like basis Change 1H16/1H15 % constant Change BBVA Group (€m) 1H16 1H16/1H15% 1% constant Net Interest Income 8,365 11.2 26.1 -4.9 !_ 7.9 Net Fees and Commissions 2,350 6.0 16.2 -6.4 3.1 Net Trading Income 1,176 -17.5 -9.6 -13.5 -5.4 Other Income & Expenses 343 -12.5 -13.5 -18.2 -18.4 Gross Income 12,233 5.9 18.2 -6.5 4.6 Operating Expenses -6,332 10.8 21.1 -0.7 9.1 Operating Income 5,901 1.1 15.2 -12.1 i 1 0.2 J Impairment on Financial Assets -2,110 -4.4 5.3 -12.8 -3.7 Provisions and Other Gains -400 -31.4 -27.0 -31.2 -26.9 Income Before Tax 3,391 11.3 31.9 -8.6 7.6 Income Tax -920 12.8 36.8 -3.1 16.4 NI ex Corporate Operations 2,471 10.8 30.2 -10.4 4.6 Corporate Operations Income 0 n.s. n.s. n.s. n.s. Non-controlling Interests -639 n.s. n.s. 2.8 18.9 Net Attributable Profit 1,832 -33.6 -25.5 Net Attributable Profit (ex corporate operations) 1,832 -9.8 5.8 -36.0 -28.2 -14.3 0.4

Earnings Core Revenues €m constant + Net Fees and Commissions Net Interest Income 2Q16 vs. 2Q15 2Q16 vs. 2Q15 +6.4% 1 1 +5.4% I I 3 988 4,141 4,217 4,121 4,244 JJULM 2Q15 3Q15 4Q15 1Q16 2Q16 2Q15 3Q15 4Q15 1Q16 2Q16 £Z3 Garanti like-for-like basis DBVA 2016 Second Quarter Results

Earnings Gross Income €m constant Gross Income 2Q16 vs. 2Q15 Net Trading Income 2Q16 vs. 2Q15 +41.2% 1 1 +7.1% 1 VISA impact: 5,830 6,481 +225 €m 834 591 342 112 436 2Q15 3Q15 4Q15 1Q16 2Q16 2Q15 3Q15 4Q15 1Q16 2Q16 .J Garanti like-for-like basis

BBVA 2016 Second Quarter Results
July 29th 2016
11

Earnings

Operating Expenses

€m constant

2Q16 vs. 2Q15


+6.1%
2,995
3,112
3,152
3,156
3,177
+0.7%
2Q15
3Q15
4Q15
1Q16
2Q16

Garanti like-for-like basis

Cost to income (like-for-like basis) YoY (%)

BBVA Group (Garanti like-for-like basis)


52.3%
51.8%
12M15
6M16

Underlying efficiency ex NTI & CX


56.7%
55.8%
-83 bps
12M15
6M16

Efficiency vs. peer group 3M16(%)


70.8%
European Peer Group Average

Ongoing cost control efforts & efficiency improvement

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG

Note: Garanti like-for-like basis considers the additional stake in Garanti accounted by the full consolidation method from 01/01/15 vs. 07/01/15 deal closing

BBVA 2016 Second Quarter Results Earnings P eratinjaJilcgjTLe €m constant 2Q16 vs. 2Q15 2Q16 vs. 2Q15 8.1% 1 1 Developed 3,304 3,057 ! 1 2,456 2,678 2,596 Emerging i * s -21.5% * # -1.7% © +42.1% 0 +11.3% +10.6% 2Q15 3Q15 4Q15 1Q16 2Q16 [JJj Garanti like-for-like basis (*) Spain includes banking and Real Estate activity. (**) Garanti like-for-like basis Note: Garanti like-for-like basis considers the additional stake in Garanti accounted by the full consolidation method from 01 /01 /15 vs. 07/01 /15 deal closing

Risk Indicators Continue to Improve €m constant (YtD) Cost of Risk Impairment on Financial Assets & Real-Estate impairments 1.1% 0.9% 0.9% -1.7% -o Mar.16 Jun.16 Dec.15 Coverage flat at NPL ratio 1,184 1,114 1,092 1,098 1.164 2Q15 3Q15 4Q15 1Q16 2Q16 ! J Garanti like-for-like basis Dec.15 Mar.16 Jun.16 NPLs 26.0 25.5 24.8 (€bn)

Capital Strong Capital Ratios CET1 phased-in 12.03% vs. 9.75% SREP requirement 0.02% CET1 fully-loaded BBVA Group (%) 0.28% RWAs/ Total Assets 53% High quality capital -0.13% 10.54% 10.71% % CET1 FL (Mar.16) Net Earnings Dividends Others (*) % CET1 FL (Jun.16) 32% BBVA European Peer #1 Group Average Leverage ratio 6.4% 4.6% BBVA European Peer #2 Group Average On track to achieve CET1 FL 11% target in 2017 European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures at 1Q16. CTOthers” includes, among others, negative market related impacts (FX and AFS portfolio) compensated with capital allocation measures.

Growing our Digital Customer Base Digital Customers BBVA Group—Million, % penetration Mobile Customers BBVA Group—Million, % penetration Growth i 10.2 8.9 Jun.15 Dec.15 Jun.16 Jun.15 Dec.15 Jun.16

Driving Digital Sales Across all Franchises Digital Sales—% of total sales YtD, # of transactions Spain 14.7 8.8 Dec15 Ju6 Mexico 12.3 6.6 Dec15 Ju6

Customer experience improvement Products Relationship model Customer Experience My chat (Spain) New onboarding communication program (USA) Expansion of remote manager model (Argentina, Turkey and Peru) Payroll loans (Mexico) Smart auto-insurance (Turkey) Commerce 360° (Spain) Enhanced payments-promotions experience (Colombia) Find your home (Spain) Personal Financial and Expense Manager (Spain)

Focused on Our Customers Ranking Peer Group Net Promoter Score by Geography -15% 0% 15% 30% 45% 60% 75% -30% #1 #1 #6 #3 #1 #1 #2 #1 Peers Peer Group: Spain: Santander,CaixaBank, Bankia, Sabadell, Popular/ USA: Bank of America, Bank of the West, Comerica, Frost, Chase, Regions, US Bank, Wells Fargo // Mexico: Banamex, Santander, Banorte , HSBC// Peru: BCP, Interbank, Scotiabank// Argentina: Banco Galicia, HSBC, Santander Rio// Colombia: Bancolombia, Davivienda, Banco de Bogota// Chile: BCI, Banco de Chile, Santander // Venezuela: Banesco, Mercantil, Banco de Venezuela USA and Peru: data as of December 2015.

Business Areas July 29th 2016 19

BBVA 2016 Second Quarter Results Spain Banking Activity Results (€m) Banking activity in Spain 2Q16 Change 2Q16/2Q15 Change 2Q16/1Q16% % Net Interest Income 988 -2.6 3.4 Net fees and commissions 379 -12.4 -3.4 Net trading income 313 -7.0 n.s. Other operating income and expenses 53 -61.5 -60.7 Gross Income 1,733 -9.8 11.1 Operating expenses -898 4.7 -0.5 Operating Income 835 -21.5 27.0 Impairment on financial assets (net) -251 -29.3 -3.0 Provisions (net) and other gains (losses) -29 -72.6 -49.1 Income Before Tax 555 -7.9 62.5 Income Tax -170 -4.4 58.9 Non-controlling interests -1 11.2 50.2 Net Attributable Profit 385 I ‘ 9-4 | 64.2 1H16 Change 1H16/1H15% 1,943 -1.9 771 -4.8 390 -42.1 189 -22.6 3,293 -11.2 -1,800 11.0 1,493 -28.5 -509 -34.4 -87 -67.9 897 -13.8 -276 -10.2 -2 3.2 619 I -15.3 Nil pressure Lower than expected market- related fees Focus on cost control Maintaining positive trend in loan-loss provisions and impairments

Spain Banking Activity Activity & .Spreads Lending (% change, QoQ)1.4% 1.1%’ -2.0% -1.2% (3Q15) GED tlQ16) (2Q16) (* *) Excluding the effect of portfolio transfer from RE Customer Spread Yield Customer Spread Cost of Deposits 2.50 1.88 1.83 1.76 1-77 1 75 0-61 0.53 0.51 o.39 0.37 HoTD n T) vc iW yy y- v—o7Cstomer Funds(% change, QoQ)1.9% 4.3%-0.3% -1.1% ( 3qiQ C4qi5) GiD GOD Note: Customer funds refer to funds under management • Flat activity levels; no clear visibility about the future trend • New loan production grows mainly in mortgages and consumer loans • Stable customer spread; expected further decrease in cost of deposits

Spain Banking Activity 0.4 0.4 -o o Cost of risk Risk Risk indicators l (%) Coverage ratio 62 f 59 60 —o —u NPL ratio 6.8 o 6.4 —o 6.0 Jun.15 Mar.16 Jun.16 2Q15 1Q16 2Q16NPLs 14.5 13.2 12.5 (€bn) Maintaining positive trend in risk indicators BBVA 2016 Second Quarter Results July 29th 2016 23

Spain Real Estate Activity B|ffi mi Bf Net attributable profit (€m) Net exposure (€bn) 1H15 1H16 -209 -301 J-30.6% j| S Positive market trends S Lower P&L negative impact S Ongoing exposure reduction Note: Net exposure according to Bank of Spain’s “RE transparency scope” (Circular 5-2011). This perimeter does not include the effect of portfolio transfer from RE to Spain Banking Activity

Total Spain Results (€m)Total Spain 2Q16 Change 2Q16% Net Interest Income 1,003 -0.8 Net fees and commissions 380 -12.1 Net trading income 313 -7.3 Other operating income and expenses 36 -72.0 Gross Income 1,732 -9.3 Operating expenses -933 4.8 Operating Income 800 -21.5 Impairment on financial assets (net) -289 -30.1 Provisions (net) and other gains (losses) -96 -55.9 Income Before Tax 415 7.1 Income Tax -124 13.8 Non-controlling interests -1 n.s. Net Attributab1 421H16 Change 1H16/1H15% 1,984 0.8 773 -4.7 390 -42.2 156 -17.7 3,304 -9.4 -1,866 11.0 1,438 -26.8 -594 -33.4 -235 -49.7 609 0.7 -197 13.8 -2 14.6 .6 410 Change 2Q16/1Q16% 2.2 -3.3 n.s. -70.4 10.2 -0.1 25.3 -5.4 -30.6 n.s. 71.7 45.0 n.s.

BBVA 2016 Second Quarter Results USA Results n.s. -1.2 10.9 3.8 59.1 1.6 0.1 4.7 -41.3 n.s. n.s. 39.9 2.5 (Constant €m) USA 2Q16 Change 2Q16/2Q15 % Net Interest Income 466 5.0 Net fees and commissions 161 1.3 Net trading income 48 -15.1 Other operating income and expenses -5 n.s. Gross Income 670 0.3 Operating expenses -453 1.3 Operating Income 217 -1.7 Impairment on financial assets (net) -55 68.5 Provisions (net) and other gains (losses) 3 -41.8 Income Before Tax 165 -14.7 Income Tax -36 -27.8 Non-controlling interests 0 -49.1 Change 2Q16/1Q16 % Net Attributable Profit 129 - 10.11H16 Change 1H16/1H15% 938 6.4 306 -3.2 93 -12.8 -8 n.s. 1,330 0.7 -906 2.8 424 -3.6 -149 n.s. -36 n.s. 240 -37.1 -62 -41.1 0 -33.3 178 I I ‘ 35’5 Maintaining revenue trend; positive fees performance in the quarter Cost under control Lower Oil&Gas provisions than 1Q CCAR tests passed

USA Activity & .Spreads Lending 4.4% YoY (constant €, %) 12.9% 12.7% 9.4% 7.9% HoID fioTT) (loiD Customer Spread’ 3.19 321 Yield Customer Spread “Cost of Deposits 1.88 1.83 1.76 1-77 1 75 0-61 0.53 0.51 o.39 0.37 HoTD n T) vc iW yy y- v—o7Customer Funds YoY (constant €, %) GiD fioiT) f4oip rioiT) (2Q1P Note: Customer funds refer to funds under management Highlights Growth in more profitable segments Yield reflecting focus on profitability and control of cost of deposits BBVA 2016 Second Quarter Results July 29th 2016 27

USA A Risk © Cost of risk! Risk indicators! Coverage ratio 151 Jun.15 Mar.16 Jun.16 0.9 2Q15 1Q16 2Q16 NPL increase with no impact on CoR

Turkey Results (Constant m) Turkey 2Q16 Change 2Q16/2Q15 % Net Interest Income 833 7.2 Net fees and commissions 212 20.7 Net trading income 118 n.s. Other operating income and expenses 18 16.3 Gross Income 1,181 25.4 Operating expenses -412 2.8 Operating Income 769 42.1 Impairment on financial assets (net) -180 31.7 Provisions (net) and other gains (losses) 10 n.s. Income Before Tax 599 46.9 Income Tax -115 35.6 Non-controlling interests -292 50.5 Net Attributable Profit 192 | 48.8 Change Q16/1Q1 7.9 17.5 n.s. 21.4 -2.2 49.1 n.s. 41.8 44.3% 1H16 Change 1H16/1H15% 1,606 7.5 392 13.8 128 n.s. 28 -11.0 2,154 20.1 -833 7.9 1,321 29.4 -301 20.7 1 -27.2 1,022 32.1 -203 29.2 -495 33.5 324 | | 31.8

T urkey Activity & ...Spreads Lending* Customer Funds! YoY (constant €, %) 210% 220% 18.8% 14.0% 0% 12.9% 2Q15 3Q15 4Q15 1Q16 2Q16 ::-y ‘‘v:- f f f wF Customer Spread H Yield Cost of Deposits Customer Spread 8.93 9-23 9.21 9.56 9.90 4.69 4-93 4.73 4.66 5.26 o -o —1 H 4.24 4.30 4.48 4.91 4.6 H 1 2Q15 3Q15 4Q15 1Q16 2Q16 9 1 30.2% YoY (constant €, %) 26.8% 26.8% 21.0% 15.8% 14.2% 2Q15 3Q15 4Q15 1Q16 2Q16 V~ W w ‘v’ W ‘‘‘-’r W K:~ Note: Customer funds refer to funds under management Highlights!

BBVA 2016 Second Quarter Results July 29th 2016 30 T urkey Risk Risk indicators! Cost of risk Coverage ratio 129 -O- 128 -O 119 O- NPL ratio 2.7 2.8 -o— 2.7 -o Jun.15 Mar.16 Jun.16 2Q15 1Q16 2Q16 • Cost of risk increase due to single name and regulatory requirements in subsidiaries. • Cos

BBVA 2016 Second Quarter Results July 29th 2016

BBVA 2016 Second Quarter Results Mexico Results (Constant €m) Mexico 2Q16 Change 2Q16/2Q15 % Net Interest Income 1,284 9.8 Net fees and commissions 287 10.2 Net trading income 54 12.5 Other operating income and expenses 52 24.4 Gross Income 1,678 10.4 Operating expenses -606 8.7 Operating Income 1,071 11.3 Impairment on financial assets (net) -410 13.5 Provisions (net) and other gains (losses) -5 -76.9 Income Before Tax 656 13.4 Income Tax -171 20.2 Non-controlling interests 0 9.9 Net Attributable Profit 486 11.2 1H16 Change 1H16/1H15% 2,556 11.8 556 9.7 97 5.6 101 0.8 3,309 10.9 -1,198 8.9 2,112 12.0 -788 10.5 -24 76.7 1,300 12.2 -331 16.9 0 72.1 968 | j 10.6 Outstanding gross income performance Change 2Q16/1Q16% 0.9 6.6 27.7 2.8 2.5 2.9 -72.9 2.1 -53.1 0

BBVA 2016 Second Quarter Results Mexico Activity & ....Spreads Lending* % change, YoY (constant €) 12.9% 14.2% 1()7% 124% 14.2% HoID fioTT) ::-y ‘‘ Customer Spread O Yield O Cost of Deposits Customer Spread 11.75 y .59 11.71 11.78 11.66 10 79 10.50 10.71 10.79 10.64 — 0.96 1.09 1.00 0.98 1.02 (2Q15) ( 3Q15) ( 4Q15) ( 1Q16 ) ( 2Q16 ) (*) Gross loans and advances to customers. Note: Activity excludes repos Customer Funds % change, YoY (constant €) 9.7% 10.2% 12.2% 9.2% 12.0% GiD (ToTT) (7 7) V~ W w ‘v’ W ‘‘‘-’r W K:~ Note: Customer funds refer to funds under management Highlights Convergence of growth between retail & commercial segments Upward trend of demand deposits Interest rates hikes not translated into the asset yield due to competition dynamics OJ 6

Mexico CN Risk IP Cost of risk! Risk indicators! Coverage ratio 119 -O— 121 -O 116 O— O- 3.4 -O 3.4 NPL ratio 2.8 3.2 2.6 2.5 -o Jun.15 Mar.16 Jun.16 2Q15 1Q16 2Q16 Cost of risk increase in line with our expectations

BBVA 2016 Second Quarter Results South America Results (Constant €m) South America 2Q16 Change 2Q16/2Q15 Change 2Q16/1Q16% % Net Interest Income 728 12.8 2.2 Net fees and commissions 159 11.6 13.3 Net trading income 173 81.0 18.5 Other operating income and expenses -45 n.s. n.s. Gross Income 1,015 14.2 3.1 Operating expenses -462 18.8 0.8 Operating Income 552 10.6 5.2 Impairment on financial assets (net) -114 -18.9 -13.3 Provisions (net) and other gains (losses) -11 n.s. -36.5 Income Before Tax 427 17.0 13.6 Income Tax -147 62.9 19.2 Non-controlling interests -74 -1.5 13.2 Net Attributable Profit 206 3.2 9.9 1H16 Change 1H16/1H15% 1,441 14.3 299 8.2 319 62.9 -59 n.s. 1,999 14.2 -921 18.8 1,078 10.6 -245 -3.2 -29 n.s. 804 13.6 -271 42.2 -139 -6.8 394 I 71 Good revenue growth Cost of risk better than our expectations Significant FX impact

South America Activity & ...Spreads Lending* % change, YoY (constant €) 11.8% 13.3% 158% 14.4% 12.5% HoID fioTT) figir) Customer Spread O Yield —Cost of Deposits Customer Spread 9.83 9.82 9.79 10.07 10.58 —O 6.85 6.79 6.59 6.43 —o 6.49 —O 2.98 — 3.03 3.20 3.64 4.09 (2Q15) ( 3Q15) (4Q15) C iQie) ( 2Q16 ) (*) Gross loans and advances to customers. Note: Activity excludes repos Customer Funds % change, YoY (constant €) 16.9% 17.2% 1 14.1% 9-2% 17.1% (2Q15) (3Q15H4Q15H1Q16H2Q16) Note: Customer funds refer to funds under management Highlights Maintaining high activity levels Loan yield repricing supporting customer spreads BBVA 2016 Second Quarter Results

South America Cost of riskl Risk Risk indicators! Coverage ratio 118 1.5 111 122 O- NPL ratio 2.3 2.7 2.6 Jun.15 Mar.16 Jun.16 2Q15 1Q16 2Q16 Cost

Takeaways Solid revenue trends Maintaining cost control efforts Strong risk indicators Earnings growth as expected Capital on track to achieve CET1 FL 11% target in 2017

Annex BBVA 2016 Second Quarter Results

Gross Income Breakdown Rest of Eurasia 281 Cm South America 1,999 Cm Mexico 3,309 Cm Spain 3,304 €m USA 1,330 Cm Turkey 2,1 54 Cm

Group Earnings Net attributable profit €m Businesses € +112m -727 2,759 106 -312 -105 1,832 -112 92 -98 78 32 93 26 Garanti like- FX Effect Cor. Banking RE activity USA Turkey Rest of Eurasia Mexico South America Corporate for-like basis Operations activity Spain Spain Center YoY (%) constant € 1H16 €m constant -15.3 -30.6 -35.5 31.8 75.5 10.6 7.1 25.3 / A July 29th 2016 BBVA 2016 Second Quarter Results 4 l

Real Estate Activity in Spain Risk Jun.15 Sep.15 Dec.15 Mar.16 Jun.16

BBVA 2016 Second Quarter Results Real Estate Activity In Spain Results (€m) Real Estate activity in Spain 2Q16 Change 2Q16/2Q15 Change 2Q16/1Q16 1H16 Change 1H16/1H15% % % Net Interest Income 16 n.s. -40.1 42 n.s. Net fees and commissions 1 n.s. 27.8 2 85.5 Net trading income 0 n.s. -24.9 0 n.s. Other operating income and expenses -18 62.4 16.4 -33 -39.8 Gross Income -1 -92.7 n.s. 11 n.s. Operating expenses -35 6.5 10.4 -67 9.4 Operating Income -36 -21.8 80.0 -56 -55.1 Impairment on financial assets (net) -38 -35.0 -18.6 -85 -26.8 Provisions (net) and other gains (losses) -67 -39.9 -17.4 -148 -24.5 Income Before Tax -141 -34.7 -4.6 -289 -33.9 Income Tax 45 -33.5 31.8 80 -41.0 Non-controlling interests 0 -88.8 n.s. 0 -58.1 Net Attributable Profit -95 |—35.0 |—15.7 -209—30.6 Change 1H16/1H15% 1.1 1.6 -32.5 n.s. 5.9 -3.4 24.4 -68.9 -67.5 56.5 22.7 n.s.

BBVA 2016 Second Quarter Results Rest of Eurasia Results (€m) 0.1 14.8 48.2 n.s. 51.6 1.1 n.s. n.s. n.s. n.s. 91.7 n.s. 74.6 75 n.s. Rest of Eurasia 2Q16 Change 2Q16/2Q15 % Net Interest Income 43 2.4 Net fees and commissions 49 9.4 Net trading income 36 n.s. Other operating income and expenses 41 n.s. Gross Income 169 62.1 Operating expenses -85 -0.6 Operating Income 84 n.s. Impairment on financial assets (net) -10 85.6 Provisions (net) and other gains (losses) 3 n.s. Income Before Tax 76 n.s. Income Tax -19 n.s. Non-controlling interests 0 n.s. Net Attributable Profit 58 | n.s. Change 2Q16/1Q16%

Corporate Center BBVA 2016 Second Quarter Results Rest of Eurasia Results (€m) 0.1 14.8 48.2 n.s. 1.1 n.s. n.s. n.s. n.s. n.s. 74.6 75 n.s. Rest of Eurasia 2Q16 Change 2Q16/2Q15 % Net Interest Income 43 2.4 Net fees and commissions 49 9.4 Net trading income 36 n.s. Other operating income and expenses 41 n.s. Gross Income 169 62.1 Operating expenses -85 -0.6 Operating Income 84 n.s. Impairment on financial assets (net) -10 85.6 Provisions (net) and other gains (losses) 3 n.s. Income Before Tax 76 n.s. Income Tax -19 n.s. Non-controlling interests 0 n.s. Net Attributable Profit 58 | n.s. Change 2Q16/1Q16%

BBVA 2016 Second Quarter Results
July 29th 2016
45

Customer Spreads

Average, €

Customer Spreads		2Q15	3Q15	4Q15	1Q16	2Q16
Spain	Yield on loans	2.50%	2.36%	2.27%	2.16%	2.12%
	Cost of Deposits	-0.61%	-0.53%	-0.51%	-0.39%	-0.37%
	Customer Spreads	1.88%	1.83%	1.76%	1.77%	1.75%
USA	Yield on loans	3.50%	3.49%	3.49%	3.60%	3.61%
	Cost of Deposits	-0.39%	-0.39%	-0.39%	-0.41%	-0.40%
	Customer Spreads	3.11%	3.10%	3.10%	3.19%	3.21%
Mexico	Yield on loans	11.75%	11.59%	11.71%	11.78%	11.66%
	Cost of Deposits	-0.96%	-1.09%	-1.00%	-0.98%	-1.02%
	Customer Spreads	10.79%	10.50%	10.71%	10.79%	10.64%
Argentina	Yield on loans	24.49%	24.03%	24.21%	25.49%	26.54%
	Cost of Deposits	-8.46%	-8.70%	-9.25%	-9.58%	-10.73%
	Customer Spreads	16.03%	15.33%	14.96%	15.91%	15.81%
Chile	Yield on loans	7.86%	7.94%	7.10%	6.64%	7.19%
	Cost of Deposits	-3.20%	-3.18%	-3.06%	-3.18%	-3.28%
	Customer Spreads	4.66%	4.76%	4.05%	3.46%	3.90%

Customer Spreads		2Q15	3Q15	4Q15	1Q16	2Q16
Colombia	Yield on loans	10.03%	9.79%	9.98%	10.50%	10.96%
	Cost of Deposits	-3.67%	-3.67%	-4.05%	-4.90%	-5.67%
	Customer Spreads	6.36%	6.12%	5.93%	5.60%	5.29%
Peru	Yield on loans	8.25%	8.16%	8.32%	8.42%	8.48%
	Cost of Deposits	-0.93%	-0.97%	-0.95%	-1.09%	-1.11%
	Customer Spreads	7.33%	7.19%	7.37%	7.33%	7.37%
Venezuela	Yield on loans	22.55%	23.06%	25.10%	26.53%	28.16%
	Cost of Deposits	-2.66%	-3.02%	-3.69%	-3.33%	-2.71%
	Customer Spreads	19.90%	20.04%	21.41%	23.20%	25.46%
Turkey	Yield on loans	8.93%	9.23%	9.21%	9.56%	9.90%
	Cost of Deposits	-4.24%	-4.30%	-4.48%	-4.91%	-4.64%
	Customer Spreads	4.69%	4.93%	4.73%	4.66%	5.26%

Note 1: USA ex NY Business Activity

Note 2: Customer spreads, difference between lending yield and cost of deposits from customers

2Q16 Results July, 29th 2016 BBVA A * Carlos Torres Vila, Chief Executive Officer (**)lt refers to USA ex NY business activity July 29th 2016 1 BBVA 2016 Second Quarter Results BBVA 2016 Second Quarter Results July 29th 2016 #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 29, 2016		/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized representative